

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 10, 2011

Real Goods Solar, Inc.
Erik Zech, Chief Financial Officer
833 West South Boulder Road
Louisville, CO 80027

      Re: Real Goods Solar, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Definitive Proxy Statement on Schedule 14A filed April 1, 2010
              Form 10-Q for the period ended September 30, 2010
              File No. 1-34044

Dear Mr. Zech:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      You may contact Mindy Hooker at (202) 551-3732, Erin Jaskot at (202) 551-3442, Dieter King at (202) 551-3338 or me at (202) 551-3768 with any questions.

                        Sincerely,

                        John Cash
                        Branch Chief